Mail Stop 3561

December 29, 2006

Reid Dabney, Senior Vice President
Foldera, Inc.
17011 Beach Boulevard, Suite 1500
Huntington Beach, CA 92647

     Re: Foldera, Inc.
              Registration Statement on Form SB-2
              Filed December 4, 2006
              File No. 333-139120
              Form 10-QSB for Quarter Ended September 30, 2006
              Filed November 14, 2006
              File No. 333-118799

Dear Mr. Dabney:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Cover Page

1. From your description of the offering it appears that you are offering the securities on a delayed or continuous basis. If true, please revise your registration cover page to include a marked box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415 or advise us why you believe that this is not an offering under Rule 415.

Prospectus Cover Page

2. Please revise if necessary to ensure that your cover page does not exceed one page in length. Refer to Item 501(a) of Regulation S-B.

Corporate Information and History, page 2

3. We note that your website has links to internal and external blogs. It appears that these blogs may contain information that is not otherwise contained in your registration statement. For example, in your interview with Dave Madison, he indicates that you "expect revenue generation will begin as soon as you release the service to the general public." Please revise to ensure that your registration statement provides all material information regarding your business.

Risk Factors, page 4

4. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

    - If we do not continue to innovate and provide products and services that are useful…, page 5;
    - We may be unable to effectively manage our anticipated growth…, page 6;
    - Our business prospects depend on our ability to develop a strong brand image…, page 6;
    - Our systems are also heavily reliant on the availability of electricity, page 9;

    Please note these are examples only. Please review your entire risk factor section and revise as necessary.

Expansion into international markets…, page 7

5. Presently you have provided a laundry list of risks that might occur when you expand internationally. While retaining this risk, please revise to concisely state the specific material risks to you or investors and the consequences should the risks occur.

A significant number of our shares will be eligible for sale…, page 10

6. We note your disclosure that the offering represents approximately 18.8% of your current outstanding shares. However, in your summary on page 2 you indicate that the offering represents approximately 17.7%. Please reconcile your disclosures or advise.

Our stock price has been and will likely continue to be subject …, page 11

7.   Currently it appears that you are including more than one risk factor under this subheading. Avoid bundling risks and if a risk is material, provide it with its own descriptive subheading.

Failure to achieve and maintain effective internal controls…, page 12

8. Please consider removing or, at the very least, updating your discussion of the risk regarding internal controls considering the compliance date you mention has been extended to December 15, 2007. Refer to Securities Act Release No. 33-8760.

Equity Compensation Plan Information, page 15

9. We note that you state that 7,753,333 shares of your common stock are authorized for issuance. Please clarify to state the number of shares that are subject to outstanding awards and the number that are available for future issuance.

Management's Discussion and Analysis or Plan of Operations, page 16

Overview, page 16

10. Please include a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(1)(i) of Regulation S-B.

11. As a related matter, please elaborate upon your plans to generate revenue. While you discuss your revenue model in the context of your Business discussion (see page 31) you do not discuss how or when you plan to generate revenues in the context of your Results of Operations and Liquidity. Do you plan to wait until you have released the non-Beta version of your software? If so, when will that be available? Will paid search revenue be available regardless of the status of your software release? Also, in terms of your existing discussion of historical performance, your liquidity discussion indicates that funds generated from operations were "insufficient" to fund your operations, however, elsewhere you acknowledge that you have no revenues from operations. Please revise to clearly state that you are generating no revenues from operations and explain why.

Results of Operations, page 18

12. In your discussion of operating expenses for each of the periods presented, please quantify in dollars the increases in equity-based compensation to consultants, payroll, legal and accounting, professional fees, communications expenses, rent and travel expenses, as applicable. In addition, please provide an analysis of the reasons for increases in such expenses for the most recent period.

13. Please include a discussion of the significant share-based payment and compensation transactions including disclosure of related compensation and services expense recognized

for the periods presented. In doing so, you should discuss your adoption of SFAS 123R and the effects of recognizing compensation expense based on the fair value method.

14. Please quantify the increase in cash and cash equivalents and disclose the reasons for the increase in your discussion of assets for each period presented. Please also quantify and disclose the causes for the increases in accrued expenses, capital lease obligations and shares to be issued in your discussion of liabilities for each period presented.

Liquidity and Capital Resources, page 19

General, page 19

15. Please disclose your available cash and cash equivalents at the end of period and the amount of equity financing raised after the end of the period as discussed in recent developments.

Recent Developments, page 20

16. Please also include a discussion of the second private placement disclosed in Note 5 to your financial statements.

Business, page 23

17. Please ensure that you refrain from the use of jargon in your Business discussion. For example, you indicate on page 24 that you utilize "[y]our own propriety technology to invert the sorting and filing paradigm." Revise to explain what you mean by "invert."

Market Research, page 29

18. We note your references to Grant Thorton, Bellotti and Ducheneaut, Radiciati Group, Harris Interactive® Inc., Interactive Advertising Bureau and PricewaterhouseCoopers, ZDNET Research, Goldman Sachs, Majestic Research and Gartner, Inc. and others. It appears you are referring to studies or reports published by these organizations. Please provide copies of these studies to us, appropriately marked and dated. Also, please advise us as to whether this information is proprietary or is publicly available. If the information is not publicly available, please provide the consent of the author.

Rollout and Strategy and Timetable, page 32

19. Given that you are currently in the development stage, it not appropriate to discuss the sale price for MySpace. Please remove the reference to MySpace being sold to News Corp. for $580 million. Please also consider adding similar language regarding no assurances, such as you have above with respect to MySpace.

20. You mention that you plan to court the interest of bloggers and technology enthusiasts initially. Please revise to briefly discuss how you plan to do so.

Patent and Intellectual Property, page 33

21. Please disclose the duration of your copyrights, trademark and patents. See Item 101(b)(7) of Regulation S-B.

Competition, page 34

22. The discussion that appears here seems to duplicate the discussion entitled "We face competition from other Internet companies…" that appears in the Risk Factors section on page 5. Please revise this discussion to provide a meaningful discussion of the competitive business conditions in your industry pursuant to Item 101(b)(4) of Regulation S-B.

Management, page 36

23. Please add the age of David Madison to your management chart.

24. Please revise to describe the business experience of Mr. Starr for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 39

25. Please be advised that because your registration statement will not be declared effective before the end of the calendar year, we expect you to update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related Person Disclosure Transition Questions and Answers" located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

Certain Relationships and Related Transactions, page 43

26. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

27. Please provide the amount of compensation Brookstreet Securities Corporation received and the amount of compensation Reid Dabney received, if any, for the services rendered by Brookstreet.

Selling Stockholders, page 44

28. For each selling stockholder or group of selling stockholders, please disclose how they acquired their shares for resale.

29. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Childre Revocable Trust and IBIS Consulting Group. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual.

30. We note your disclosure in the footnotes to your selling stockholders disclosure that Brookstreet Securities and HPC Capital are members of NASD. Please clarify your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Please revise your disclosure accordingly.

31. We note that you refer to some selling stockholders as "associates" of certain broker-dealers. For each selling stockholder that is an affiliate of a broker-dealer, please disclose, if true, that:
    • the seller purchased the securities to be resold in the ordinary course of business; and
    • at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

    Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Description of Securities, page 54

32. Please describe any provision in your charter or by-laws that would delay, defer or prevent a change of control. Please refer to Item 202(a)(4) of Regulation S-B.

Financial Statements

33. We note the risk factor on page 4 regarding substantial doubt as to your ability to continue as a going concern. Yet, there is no disclosure regarding this uncertainty in your financial statements or in Management's Discussion and Analysis or Plan of Operations. Please advise.

34. Please provide us with a schedule showing each issuance of common stock, warrants to purchase common stock and common stock options granted from inception to present in chronological order. Please include a description of the offering, issuance or grant, the date issued or granted, the number of shares issued or subject to issuance, the purchase or

exercise price and the deemed fair value of your common stock on the date of issuance or grant. Please also include the amount of cash proceeds received or fair value or intrinsic value of the security issued, the amount of compensation and services expense recognized and cash and share-based payment expenses charged against offering proceeds. In addition, please provide reconciliations to the amounts reflected in your financial statements as appropriate.

Annual Financial Statements

35. We note that you have not given retroactive effect to the stock split effective May 16, 2006 in your audited financial statements. Please revise to do so. See SAB Topic 4:C and paragraph 54 of SFAS 128.

Statements of Cash Flows, page F-5

36. Please explain to us why shares issued for the acquisition of software are reflected as an adjustment to reconcile net loss to net cash used in operating activities. In that regard, it appears that the shares were recorded as a deemed dividend based on the disclosure in Note 4.

Notes to Financial Statements, page F-7

37. Please disclose the amount of research and development costs charged to expense in each year presented. Please refer to paragraph 13 of SFAS 2.

Note 4. Related Party Transaction, page F-11

38. Please disclose the amount of consulting expense recognized pursuant to the consulting agreement with your Chief Technology Evangelist for each period presented. In doing so, please disclose the amount of fees paid in cash and amount of fees paid in common stock. Please also disclose how you valued fees paid in common stock and the amount of fees accrued at the balance sheet date. Please refer to the disclosure requirements of SFAS 57.

39. Please tell us your basis in GAAP for recording the purchase of the software at the related party's basis and for recording the fair value of the shares issued as a deemed dividend. Please cite relevant authoritative literature in your response.

Note 5. Stockholder's Equity, page F-13

40. Please tell us how you accounted for the warrants issued for services and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In doing so, please tell us whether you classify the warrants as equity or liability instruments, why your classification complies with the requirements of EITF 00-19 and how the warrants are presented in your financial statements. Also, please tell us the basis for your expected

volatility assumption in estimating the fair value of the warrants. In addition, please disclose why the warrants were issued and the fair value of the warrants charged to operations on the dates of issuance.

41. Please disclose the gross proceeds received from the private placements described in the fifth paragraph. Please also disclose the fair value of each of the stock-based payment and compensation transactions described in the note. In addition, please disclose the nature and amounts of financing and stock-based payment and compensation transactions that occurred in 2004.

Note 9. Commitments, page F-16

Office Space Lease, page F-17

42. Please disclose the amount of rent expense for each year presented. Refer to paragraph 16.c. of SFAS 13.

Note 10. Loss on Settlement of Debt, page F-19

43. Please tell us how you accounted for the issuance of the warrants and determined the loss on settlement of the debt. In doing so, please tell us whether the discount was a liability extinguished upon the issuance of the warrants. Please also tell us why the loss is reflected as other expense. In that regard, if the warrants were issued to extinguish debt and to compensate the law firm for rate discounts, it would appear that the loss should be classified as an operating expense. Please advise.

Note 11. Subsequent Events, page F-19

Stock Option Plan, page F-20

44. Please tell us the transactions that account for the difference between the shares of common stock authorized under your option plan and the number of options granted in February 2006 as compared to the number of shares available for issuance. In addition, please revise to clarify your disclosure as appropriate.

Quarterly Financial Statements

Consolidated Balance Sheet, page F-21

45. Please tell us your basis in GAAP for classifying prepaid investor relations expense as a reduction of equity. Please also tell us the items and their amounts included in the balance. In that regard, we note your disclosure in item 4 of Note 5. In addition, please explain to us why the prepaid expense is properly classified as cash flows from financing activities in the statements of cash flows.

46. Please tell us the items and their amounts included in deferred expenses classified as a reduction of equity. Please also tell us the basis in GAAP for your classification.

Consolidated Statements of Cash Flows, page F-23

47. We note from your disclosure in Note 8 that there were no options outstanding at December 31, 2005. Please tell us the stock options that were issued during the nine months ended September 30, 2005 that resulted in recognition of compensation expense.

Notes to Consolidated Financial Statements, page F-24

48. Please disclose securities that could potentially dilute basic earnings per share in the future that were excluded from the computation of diluted earnings per share because to do so would have been anti-dilutive for each of the periods presented.

Note 4. Related Party Transactions, page F-29

49. Please disclose the fair value of common stock issued to CFO 911 in payment of the success fee and whether the fee was charged to operations and/or to equity. If the success fee was charged directly to equity, please tell us your basis in GAAP for doing so.

50. Please revise to disclose the cash paid and fair value of common stock issued to your Chief Technology Evangelist during each of the periods presented. Please also disclose the aggregate expense charged to operations during each of the periods presented and amounts due at the balance sheet date. Please refer to the disclosure requirements of SFAS 57. In addition, please tell us how you are recognizing the expense related to the share-based payments and the basis in GAAP for your accounting treatment. Please refer to EITF 96-18.

Note 5. Stockholder's Equity, page F-30

51. Please consider providing a table of changes in stockholders' equity for the nine months ended September 30, 2006.

52. Please tell us how you accounted for each of the warrant issuances during the period and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In doing so, please tell us whether you classify the warrants as equity or liability instruments, why your classification complies with the requirements of EITF 00-19 and how the warrants are presented in your financial statements. Also, please tell us the basis for your volatility assumption in estimating the fair value of the warrants and why the volatility assumption used in estimating the fair value of the warrants issued after the third private placement differs from the volatility assumption used in estimating the fair value of the other warrants issued during the period. In addition, please disclose the fair value of the

warrants and whether the warrants were charged to operations or charged against the proceeds of offerings. Finally, please clarify what you mean in disclosures that proceeds from offerings were recorded net of the fair value of warrants.

53. Please tell us why you recorded subscription proceeds received in the third private placement offering as a liability as opposed to equity. In doing so, please tell us whether the subscriptions are subject to refund. Please also tell us the other amounts included in the liability for shares to be issued reflected on the balance sheet.

54. Please tell us the net assets acquired from Expert Systems Inc. in connection with the merger and recapitalization. Please also tell us why the shares retained by the shareholders of Expert Systems Inc. were recorded at par value as opposed to the carrying value of the net assets acquired. In addition, please tell us how you accounted for the $175,000 payment to Expert Systems Inc. and the basis in GAAP for your accounting treatment.

55. It appears that the amount of stock-based compensation expense excludes the expense related to the consultant options. Please tell us how you are accounting for options granted to outside consultants and why your accounting treatment complies with SFAS 123R and EITF 96-18 or EITF 00-19. Please also disclose the expense recognized with respect to the consultant options or clarify your disclosure here and in Note 8. In that regard, we note the expense related to issuance of stock options for services in your statements of cash flows.

56. Please disclose the exercise price and term of the warrants issued to outside service providers for investor relations and marketing services referred to in item 4 and for legal services referred to in item 6.

57. Please disclose the fair value of the shares of common stock issued to your Chief Technology Evangelist and the outside business advisor in items 8 and 9.

58. We note that the number of warrants outstanding at the beginning of the period in the table on page F-32 differs from the number of warrants outstanding at the end of the year disclosed in your audited financial statements. Also, it does not appear that warrant issuances disclosed in items 1 – 13 equal the number of warrants granted during the period as set forth in the table on page F-32. Please advise. In doing so, please tell us the warrants outstanding at December 31, 2005 not disclosed in your audited financial statements and the warrants issued during the nine months ended September 30, 2006 not disclosed in items 1 – 13. Also, please revise your disclosures as appropriate.

Note 8. Stock-Based Compensation, page F-32

59. We note that the number of options granted during the period differs from the number of options disclosed in item 5 of Note 5. Please advise.

60. Please disclose the weighted-average exercise price of options granted and forfeited during the period. Please refer to paragraph A240.b of SFAS 123R. Please also disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Please refer to paragraph A240.h of SFAS 123R.

Stock-Based Compensation Plan, page F-32

61. Please disclose the general terms of awards granted under your option plan including requisite service periods, vesting terms and maximum contractual option term. Please refer to paragraph A240.a of SFAS 123R.

Impact of Adoption of SFAS 123-R in Q1 2006, page F-33

62. It appears that the adoption of SFAS 123R had the effect of reducing basic and diluted earnings per share by $.01 for the nine months ended September 30, 2006. Please revise or advise. In addition, please disclose the effect of adopting SFAS 123R on income and earnings per share for the three months ended September 30, 2006. Please refer to paragraph 84 of SFAS 123R.

Significant Assumptions Used to Estimate Fair Value, page F-33

63. Please tell us the basis for your expected volatility assumption in estimating the fair value of options granted to employees and outside consultants and why you believe you have complied with the guidance in SAB Topic 14:D.1. Please also tell us the basis for your expected life assumption and why you believe you have complied with the guidance in SAB Topic 14:D.2.

Note 10. Subsequent Events, page F-36

64. Please tell us how you accounted for the shares of common stock and warrants issued in consideration for the waiver of registration rights. In addition, please disclose the fair value of the common stock and warrants on the date of issuance. Please also disclose the effect of the October private placement and waiver transactions on future operating results under recent developments in Management's Discussion and Analysis or Plan of Operations.

Prospectus Back Cover

65. Please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with Item 502(b) of Regulation S-B.

Recent Sales of Unregistered Securities, page II-2

66. Please revise to state briefly the facts relied upon to make the exemption available in these transactions. See Item 701(d) of Regulation S-B.

Undertakings, page II-4

67. Please revise to include the undertakings required by Item 512(g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

Signatures

68. Please amend your filing to include your controller/principal accounting officer's signature.

Exhibit 5.1

69. Please revise the legality opinion to state that the opinion is based on the laws of the State of Nevada, the state of Foldera's incorporation.

Form 10-QSB for Quarter Ended September 30, 2006

70. Please address the above comments as appropriate.

Controls and Procedures, page 25

71. We note your disclosure that controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 31.1 and 31.2 Certifications

72. We note that you refer to "quarterly report" as opposed to "report" in paragraphs 2 and 4. We also note that you refer to "registrant" as opposed to "small business issuer" in paragraphs 3, 4 and 5. In future filings, please provide certifications exactly as set forth in Item 601(b)(31) of Regulation S-B.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Henderson, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
        Greenberg Traurig, LLP